UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Fundrise Midland Opportunistic REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10567

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, Fundrise Advisors, LLC (our “Manager”) believes that Texas, Chicago, IL and Denver, CO multifamily rental units have displayed strong performance and are expected to be well positioned to see continued low vacancies and healthy rent growth moving forward. While we intend to primarily invest in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As of December 31, 2019 and 2018, our portfolio was comprised of approximately $93.0 million and $51.4 million, respectively, of gross capital deployed in real estate investments, that in the opinion of our Manager meets our investment objectives. See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments for information concerning our investments since December 31, 2019. We will seek to create and maintain a portfolio of multifamily rental properties and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity oriented investments.

We are externally managed by our Manager, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We intend to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans (“B Notes”), mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investment within approximately five years from the one year anniversary of the initial qualification of our Offering;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years from the one year anniversary of the initial qualification of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, latest results discussed below are as of December 31, 2019.

Offering Results

We have offered, are offering, and will continue to offer up to $50.0 million in common shares in our Offerings in any rolling twelve month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2019 and 2018, we had raised total gross offering proceeds of approximately $102.9 million and $54.3 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10,293,000 and 5,430,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2019, approximately 1,388,000 of our previously qualified common shares remained available for sale under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“ NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.00	Form 1-U
March 31, 2018	$10.00	Form 1-U
June 30, 2018	$10.00	Form 1-U
September 30, 2018	$10.00	Form 1-U
December 31, 2018	$10.00	Form 1-U
March 31, 2019	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
October 1, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$10.00	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

When calculated on a tax basis, distributions were made 67% from ordinary income and 33% from return of capital for the year ended December 31, 2019.

On April 12, 2017, we paid our first distribution to shareholders for the distribution period of January 1, 2017 through March 31, 2017. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from April 1, 2017 through December 31, 2019, as shown in the table below. Linked in the table is the relevant Form 1-U detailing each distribution.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
01/01/2017 – 03/31/2017	0.0022602740		12/31/2016	04/12/2017	8.25%	Form 1-U
04/01/2017 – 06/30/2017	0.0021917808		03/21/2017	07/11/2017	8.00%	Form 1-U
07/01/2017 – 09/30/2017	0.0021917808		06/26/2017	10/09/2017	8.00%	Form 1-U
10/01/2017 – 12/31/2017	0.0021917808		09/28/2017	01/09/2018	8.00%	Form 1-U
01/01/2018 – 01/31/2018	0.0021917810		12/22/2017	04/11/2018	8.00%	Form 1-U
02/01/2018 – 02/28/2018	0.0021917808		01/26/2018	04/11/2018	8.00%	Form 1-U
03/01/2018 – 03/31/2018	0.0019178082		02/27/2018	04/11/2018	7.00%	Form 1-U
04/01/2018 – 04/30/2018	0.0019178082		03/28/2018	07/09/2018	7.00%	Form 1-U
05/01/2018 – 05/31/2018	0.0016438356		04/30/2018	07/09/2018	6.00%	Form 1-U
06/01/2018 – 06/30/2018	0.0016438356		05/29/2018	07/09/2018	6.00%	Form 1-U
06/30/2018 (5)	0.0185615232		06/28/2018	07/09/2018	(5)	Form 1-U
07/01/2018 – 07/31/2018	0.0016438356		06/28/2018	10/08/2019	6.00%	Form 1-U
08/01/2018 – 08/31/2018	0.0016438356		07/27/2018	10/08/2019	6.00%	Form 1-U
09/01/2018 – 09/30/2018	0.0016438356		08/24/2018	10/08/2019	6.00%	Form 1-U
10/01/2018 – 10/31/2018	0.0016438356		09/26/2018	01/07/2019	6.00%	Form 1-U
01/01/2019 – 01/31/2019	0.0015068493		12/27/2018	04/10/2019	5.50%	Form 1-U
02/01/2019 – 02/28/2019	0.0016438356		01/30/2019	04/10/2019	6.00%	Form 1-U
03/01/2019 – 03/31/2019	0.0013698630		02/28/2019	04/10/2019	5.00%	Form 1-U
04/01/2019 – 04/30/2019	0.0015068493		03/28/2019	07/11/2019	5.50%	Form 1-U
05/01/2019 – 05/31/2019	0.0026027397		04/30/2019	07/11/2019	9.50%	Form 1-U
06/01/2019 – 06/30/2019	0.0012328767		05/30/2019	07/11/2019	4.50%	Form 1-U
06/30/2019 (6)	0.0451418430		06/27/2019	07/11/2019	(6)	Form 1-U
07/01/2019 – 07/31/2019	0.0017808219		06/28/2019	10/09/2019	6.50%	Form 1-U
08/01/2019 – 08/31/2019	0.0016438356		07/30/2019	10/09/2019	6.00%	Form 1-U
09/01/2019 – 10/01/2019	0.0016438356		08/29/2019	10/09/2019	6.00%	Form 1-U
10/02/2019 – 10/31/2019	0.0017808219		10/01/2019	01/13/2020	6.50%	Form 1-U
11/01/2019 – 11/30/2019	0.0015068493		10/31/2019	01/13/2020	5.50%	Form 1-U
12/01/2019 – 12/31/2019	0.0006849315		11/26/2019	01/13/2020	2.50%	Form 1-U
12/31/2019 (7)	0.1074241919		12/26/2019	01/13/2020	(7)	Form 1-U
01/01/2020 – 01/31/2020	0.0009589041		12/23/2019	04/09/2020	3.50%	Form 1-U
02/01/2020 – 02/29/2020	0.0009589041		01/29/2020	04/09/2020	3.50%	Form 1-U
03/01/2020 – 03/31/2020	0.0013698630		02/26/2020	04/09/2020	5.00%	Form 1-U
04/01/2020 – 04/30/2020	0.0005479452		03/30/2020	7/21/2020	2.00%	Form 1-U
Weighted Average	0.0018236562	(3)			6.66%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2017 through April 30, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.
(5)	On June 28, 2018, the Manager of the Company declared a distribution of $0.0185615232 per share (the “Additional June 30, 2018 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2018. The distribution was payable to shareholders of record as of the close of business on June 30, 2018 and the distribution was paid on July 9, 2018. As the Additional June 30, 2018 Distribution Amount did not have daily declared distribution amounts over a period of time, it’s individual annualized yield is not presented; however, the Additional June 30, 2018 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.
(6)	On June 27, 2019, the Manager of the Company declared a distribution of $0.0451418430 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.
(7)	On December 26, 2019, the Manager of the Company declared a distribution of $0.1074241919 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 13, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, our redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2019, approximately 747,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the consolidated financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest income on our real estate debt investments, rental income from our investments in rental real estate properties, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On October 25, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the years ended December 31, 2019 and 2018, we had total consolidated net income of approximately $2.0 million and $94,000, respectively.

Revenue

Interest Income

For the years ended December 31, 2019 and 2018, we earned interest income of approximately $3.6 million and $2.2 million from our real estate debt investments, respectively. The increase in interest income is primarily attributable to the continuance of our Offering, and therefore having more capital to deploy in real estate debt investments that earn interest income.

Rental Income

For the years ended December 31, 2019 and 2018, we earned rental income of approximately $204,000 and $0 from our rental real estate investments, respectively. The increase in rental income is primarily attributable to the acquisition of our first consolidated investment in rental real estate properties during December 2019.

Equity in Earnings (Losses)

For the years ended December 31, 2019 and 2018, we incurred equity losses of approximately $517,000 and $1,607,000 from our equity method investees, respectively. The decrease is due to stronger performance from two of our equity method investees acquired in 2017, following property renovations and operational improvements.

Other Income

For the years ended December 31, 2019 and 2018, we earned other income of approximately $258,000 and $81,000, respectively, which is primarily related to dividend income earned on our money market investments. The increase in dividend income is due to having a greater amount of capital invested throughout 2019.

Expenses

Depreciation and Amortization

For the years ended December 31, 2019 and 2018, we incurred depreciation and amortization expenses of approximately $435,000 and $0, respectively. The increase is due to the acquisition of our first consolidated investment in rental real estate properties during December 2019.

Asset Management and Other Fees – Related Party

For the years ended December 31, 2019 and 2018, we incurred asset management fees of approximately $549,000 and $346,000 from our investments, respectively. The increase in the amount of asset management fee is primarily attributable to an increase in capital raised through our Offering, and consequently higher assets under management.

Interest Expense

For the years ended December 31, 2019 and 2018, we incurred interest expense of approximately $105,000 and $5,000, respectively. Of these amounts, approximately $12,000 and $5,000, respectively, were due to related parties for notes payable used to fund our investment activity. See Note 10, Related Party Arrangements, in our consolidated financial statements for further detail. The additional increase in interest expense is due to the assumption of a mortgage note as part of the acquisition of our first consolidated investment in rental real estate properties during December 2019.

General and Administrative

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses of approximately $363,000 and $221,000, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business. The increase is primarily attributable to real estate taxes related to our first consolidated investment in rental real estate properties during December 2019.

Our Investments

As of December 31, 2019, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2019. Note: the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTC (4)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary	Raleigh, NC	Multifamily	08/28/2018	(5)	(5)	$9,702,000	68.0%	Initial	Update

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(5)	The Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary,” Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from HUD, for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary. The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on 3/29/2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Annual Return (1)		Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Waypoint Austin Controlled Subsidiary (11)	Pflugerville, TX	Multifamily	11/11/2016	12.0%		09/08/2019	$3,000,000	-	66.0%	Initial	Update
Aviator Apartments	Colorado Springs, CO	Multifamily	12/06/2016	12.0%		05/29/2024	$1,000,000	82.1%	79.5%	Initial	N/A
RSE Waypoint San Antonio Controlled Subsidiary (10)	San Antonio, TX	Multifamily	12/30/2016	11.0%		12/30/2019	$7,025,000	-	68.5%	Initial	Update
RSE Wickfield Controlled Subsidiary	Ann Arbor, MI	Multifamily	03/28/2017	11.5%		10/31/2022	$3,175,000	90.0%	-	Initial	N/A
RSE Domain Controlled Subsidiary (9)	Tempe, AZ	Multifamily	04/13/2017	10.5	%(6)	08/31/2024	$2,500,000	88.5%	-	Initial	Update
Vukota Chestnut Springs Controlled Subsidiary	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$265,000	85.0%	-	Initial	N/A
Vukota Wind River Place Controlled Subsidiary	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$375,000	85.6%	-	Initial	N/A
Englewood Square Controlled Subsidiary	Chicago, IL	Retail	11/02/2017	10.0	%(7)	03/23/2023	$500,000	37.0 - 41.0%	-	Initial	N/A
RSE Waypoint Controlled Subsidiary	Georgetown, TX	Multifamily	11/27/2017	11.0%		11/27/2020	$5,815,000	-	68.1%	Initial	N/A
RSE Walcott Controlled Subsidiary	Denver, CO	Multifamily	06/20/2018	11.0%		06/20/2021	$2,700,000	-	63.7%	Initial	N/A
RSE Cherokee Flats Controlled Subsidiary	Denver, CO	Mixed-Use	11/27/2018	11.5%		11/27/2023	$3,355,000	-	70.0%	Initial	N/A
RSE Aura Controlled Subsidiary (8)	San Antonio, TX	Multifamily	12/19/2018	13.0%		12/19/2019	$1,421,545	95.0%	-	Initial	Update
RSE Lennox Controlled Subsidiary	Las Vegas, NV	Multifamily	05/24/2019	9.0%		05/24/2029	$3,400,000	77.7%	-	Initial	N/A
RSE Church Lake Controlled Subsidiary	Southaven, MS	Multifamily	05/31/2019	10.25%		05/31/2029	$5,800,000	90.0%	-	Initial	N/A
Audelia Controlled Subsidiary	Dallas, TX	Multifamily	08/15/2019	10.0%		08/31/2029	$7,530,000	90.0%	-	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	Per annum economic return is comprised of a minimum economic return of 10.5% for Year 1, 11% for Year 2, 12% for Years 3-4, and 13% for Years 5+ on the RSE Domain Controlled Subsidiary Investment.
(7)	The Englewood Square Investment earns a 10% annual return. In addition, the Englewood Square Investment earns 50% of any percentage rent paid by the property’s anchor tenant up to $18,000 in any calendar year.
(8)	On February 27, 2019, the RSE Aura Controlled Subsidiary was redeemed in full and is no longer outstanding.
(9)	On March 5, 2019, the RSE Domain Controlled Subsidiary was redeemed in full and is no longer outstanding.
(10)	On July 22, 2019, the RSE Waypoint San Antonio Controlled Subsidiary was redeemed in full and is no longer outstanding.
(11)	On September 12, 2019, the Waypoint Austin Controlled Subsidiary was redeemed in full and is no longer outstanding.

Real Property Controlled Subsidiaries	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Railfield Controlled Subsidiary	San Marcos, TX	Multifamily	08/22/2017	$4,941,866	Initial	Update
RSE Orion Controlled Subsidiary (S. Akron St)	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update
RSE Orion Controlled Subsidiary (E. Asbury Ave)	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update
RSE Aspect Promenade Controlled Subsidiary (2)	Raleigh, NC	Multifamily	08/28/2018	$9,701,987	Initial	Update
NP 85 (3)	San Antonio, TX	Multifamily	12/19/2018	$2,585,727	Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$37,800,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.
(2)	Owned by Aspect Promenade JV, LP. All assets were acquired prior to the debt-to-equity conversion on 3/29/2019.
(3)	On February 27, 2019, the NP 85 investment was fully distributed.

As of December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting included the initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2019, we had deployed approximately $95.1 million for nineteen investments and had approximately $7.4 million in cash. In addition to our investments of approximately $93.0 million, we had future funding commitments up to an additional $3.4 million related to our investments. As of December 31, 2019, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We receive distributions from our equity method investees that represent cash flow from operations from the investment. During the years ended December 31, 2019 and 2018, we received cash distributions of approximately $3.9 million and $662,000, respectively.

We currently have outstanding unsecured, fund level debt of approximately $4.0 million and $6.0 million as of April 24, 2020 and December 31, 2019, respectively. This amount does not include any debt secured by the real property of our consolidated or unconsolidated joint ventures.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding debt and have not received a commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the stability of residential real estate markets, the country has entered a period of a high degree of uncertainty and volatility as a result of the impact of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Fundrise Midland Opportunistic REIT is well positioned to withstand potential economic shocks or slowdown in the economy. First, approximately 98% of the Company’s portfolio is invested in stabilized rental property and apartment development. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn. Second, the approximately 15% of real estate invested in new apartment development (outside Austin and two projects in core Denver) are structured as preferred equity in a mezzanine position (i.e., senior to the common equity), with each project having more than about 30% in equity junior to our positions. Third, for all apartment acquisitions, Management has consistently sought to lock in long-term, fixed interest rates in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly probable. Our belief is the portfolio of apartments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to continue to inject more liquidity into the market (similar to previous quantitative easing). Historically, when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in Item 10, Financial Statements.

Recent Developments

Investments

The following table summarizes real estate investments redeemed by the Company since December 31, 2019 (through April 24, 2020):

Real Property and Controlled Subsidiaries	Location	Type of Property	Date of Acquisition	Actual Redemption Date	Total Commitment	Overview (Form 1-U)
Aviator Apartments	Colorado Springs, CO	Multifamily	12/06/2016	02/28/2020	$1,000,000	Initial	Update
RSE Wickfield Controlled Subsidiary	Ann Arbor, MI	Multifamily	03/28/2017	02/28/2020	$3,175,000	Initial	Update

Other

Event	Date	Description
Declaration of February 2020 Distributions	01/29/2020	On January 29, 2020, our Manager declared a daily distribution of $0.0009589041 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2020 and ending on February 29, 2020. More information can be found here.
Declaration of March 2020 Distributions	02/26/2020	On February 26, 2020, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2020 and ending on March 31, 2020. More information can be found here.
Declaration of April 2020 Distributions	03/30/2020	On March 30, 2020, our Manager declared a daily distribution of $0.00054794521 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2020 and ending on April 30, 2020. More information can be found here.
Declaration of NAV	03/31/2020	As of March 31, 2020, our NAV per common share is $10.00. This NAV per common share shall be effective until updated by us on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. More information can be found here.
Status of our Offering	04/24/2020	As of April 24, 2020, we had raised total gross offering proceeds of approximately $104.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 10,472,000 of our common shares.
Revisions to the Redemption Plan	12/31/2029

On December 31, 2019, we filed an offering circular supplement pursuant to Rule 253(g)(2), revising our Redemption Plan to reflect the following changes effective January 1, 2020:

(1) quarterly instead of monthly redemption requests and elimination of the 60-day waiting period; and (2) separate redemption rights in the case of death or “qualifying disability” that eliminate any penalty for redemption in such circumstances and permit the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.

03/31/2020

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

January 2020 Contribution to National Lending	01/15/2020	On January 15, 2020, the Company made an additional contribution of $800,000 to National Lending, bringing its total contributions to approximately $2.9 million.

March 2020 Contribution to National Lending	03/23/2020	On March 23, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the contribution for partnership interest from 3% to 5% of a partner’s assets under management. Accordingly, the Company made an additional contribution of approximately $2.0 million to National Lending, bringing its total contributions to approximately $4.8 million for a 10.27% ownership in National Lending as of March 23, 2020.
January 2020 National Lending Note	01/14/2020	On January 14, 2020, the Company made a partial paydown of $3.0 million on the outstanding promissory note with National Lending. As of April 24, 2020, there is outstanding principal of $3.0 million and accrued interest outstanding of approximately $59,000 related to the promissory note with National Lending.
April 2020 National Lending Note	04/08/2020	On April 8, 2020, National Lending issued a promissory note to the Company in the principal amount of $1.0 million. The note bears a 1.00% interest rate and matures on April 8, 2021. As of April 23, 2020, there is outstanding principal of $1.0 million and accrued interest outstanding of approximately $1,000 related to the promissory note with National Lending.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	43	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	34	Chief Operating Officer
Bjorn J. Hall	39	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of the date of this Annual Report, Mr. Miller is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

 Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 15, 2020 for each person or group that holds more than 5.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	171	*
All directors and executive officers of our Manager as a group (3 persons)	683	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements in Item 10, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Midland Opportunistic REIT, LLC

19

Independent Auditor's Report

To the Members

Fundrise Midland Opportunistic REIT, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise Midland Opportunistic REIT, LLC and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Midland Opportunistic REIT, LLC and its subsidiary as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 24, 2020

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2019	As of December 31, 2018
ASSETS
Cash and cash equivalents	$7,467	$327
Restricted cash	323	-
Interest receivable	225	216
Other assets	85	6
In-place lease asset, net	1,456	-
Real estate debt investments	30,560	34,227
Accrued interest, PIK	1,254	570
Investments in equity method investees	21,378	13,164
Investments in rental real estate properties, net	108,033	-
Total Assets	$170,781	$48,510

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$131	$91
Rental security deposits and other liabilities	286	-
Due to related party	176	112
Settling subscriptions	1,648	-
Redemptions payable	486	259
Distributions payable	2,295	506
Interest paid in advance	356	1,189
Notes payable – related party	6,010	-
Mortgage payable, net	60,125	-
Above market debt value, net	3,709	-
Total Liabilities	75,222	2,157

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 10,292,873 and 5,429,632 shares issued and 9,546,064 and 5,155,955 shares outstanding as of December 31, 2019 and 2018, respectively	102,313	54,011
Redemptions - common shares	(7,263)	(2,668)
Retained Earnings (Accumulated deficit)	(8,145)	(4,990)
Total Members’ Equity	86,905	46,353
Non-controlling interest	8,654	-
Total Equity	95,559	46,353
Total Liabilities and Equity	$170,781	$48,510

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Income (loss)
Interest income	$3,555	$2,207
Rental income	204	-
Equity in earnings (losses)	(517)	(1,607)
Other income	258	81
Total income (loss)	3,500	681

Expenses
Depreciation and amortization	433	-
Rental properties operating and maintenance	1	-
Asset management and other fees - related party	549	346
Interest expense	96	5
General and administrative expenses	372	221
Total expenses	1,451	572

Income (loss) before taxes	$2,049	$109

Income tax expense	-	15

Net income (loss)	$2,049	$94

Less: Net income (loss) attributable to non-controlling interests	(82)	-
Net income (loss) attributable to controlling interests	$2,131	$94

Net income (loss) per common share	0.31	0.02
Weighted average number of common shares outstanding	6,898,184	4,424,977

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'	Non- Controlling	Total
	Shares	Amount	deficit)	Equity	Interests	Equity
December 31, 2017	2,772,158	$27,509	$(2,643)	$24,866	$-	$24,866
Proceeds from issuance of common shares	2,605,977	26,060	-	26,060	-	26,060
Offering costs	-	(64)	-	(64)	-	(64)
Distributions declared on common shares	-	-	(2,441)	(2,441)	-	(2,441)
Redemptions of common shares	(222,180)	(2,162)	-	(2,162)	-	(2,162)
Net income (loss)	-	-	94	24,866	-	94
December 31, 2018	5,155,955	51,343	(4,990)	46,353	-	46,353
Proceeds from issuance of common shares	4,863,240	48,633	-	48,633	-	48,633
Offering costs	-	(331)	-	(331)	-	(331)
Distributions declared on common shares	-	-	(5,286)	(5,286)	-	(5,286)
Redemptions of common shares	(473,131)	(4,595)	-	(4,595)	-	(4,595)
Non-controlling interests	-	-	-	-	8,736	8,736
Net income (loss)	-	-	2,131	2,131	(82)	2,049
December 31, 2019	9,546,064	$95,050	$(8,145)	$86,905	$8,654	$95,559

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
OPERATING ACTIVITIES:
Net income (loss)	$2,049	$94
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	424	-
Equity in earnings (losses)	517	1,607
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	(9)	(10)
Net (increase) decrease in other assets	(5)	(3)
Net (increase) decrease in accrued interest, PIK	(684)	(463)
Net increase (decrease) in accounts payable and accrued expenses	40	32
Net increase (decrease) in due to related party	74	(18)
Net increase (decrease) in interest paid in advance reserve	(833)	(854)
Net increase (decrease) in other liabilities	80	-
Net cash provided by (used in) operating activities	1,653	385
INVESTING ACTIVITIES:
Investment in real estate debt investments	(19,982)	(15,347)
Repayments of real estate debt investments	23,649	-
Investment in equity method investees	(12,626)	(3,008)
Distributions received from equity method investees	3,895	662
Investment in rental real estate properties	(42,648)	-
Net cash provided by (used in) investing activities	(47,712)	(17,693)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	48,401	25,285
Proceeds from notes payable - related party	7,600	-
Payoff of note payables - related party	(1,600)	(4,750)
Proceeds from mortgage payable	5,437	-
Cash paid for shares redeemed	(4,368)	(1,963)
Distributions paid	(3,265)	(2,255)
Proceeds from settling subscriptions	1,648	-
Offering costs	(48)	(46)
Reimbursements (to) from related party	(283)	(215)
Net cash provided by (used in) financing activities	53,522	16,056

Net increase (decrease) in cash and cash equivalents and restricted cash	7,463	(1,252)
Cash and cash equivalents and restricted cash, beginning of year	327	1,579
Cash and cash equivalents and restricted cash, end of year	$7,790	$327

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$2,295	$506
Redemptions payable	$486	$259
Distributions reinvested in Fundrise Midland Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$232	$374
Interest paid in advance reserve holdback	$-	$1,040
Assumption of mortgage payable in conjunction with acquisition of investment in real estate	$55,092	$-
Funds placed into escrow in conjunction with acquisition of investment in real estate	$323	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$2	$19

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the years ended December 31, 2019 and 2018. As of December 31, 2019, we hold substantially all of our assets directly and have not established any active operating partnerships or any taxable REIT subsidiaries or qualified REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As a result of this acquisition during the year ended December 31, 2018, a TRS was formed by the Company on July 13, 2018 and subsequently dissolved on November 13, 2019.

The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $20.5 million of shares on October 29, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2019 and 2018, after redemptions, the Company has net common shares outstanding of approximately 9,546,000 and 5,156,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2019 and 2018 the Sponsor owned 600 common shares. In addition, as of December 31, 2019 and 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2019 and 2018, the total amount of equity outstanding by the Company on a gross basis was approximately $95.7 million and $54.3 million, respectively, and the total amount of settling subscriptions was approximately $1.6 million and $0, respectively. Both of these amounts were based on a $10.00 per share price.

The Company’s Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the years ended December 31, 2019 and 2018, approximately $232,000 and $374,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The company reports non-controlling interest in subsidiaries as equity in the consolidated financial statements and accounts for all transactions between the Company and non-controlling owners as equity transactions.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

As of December 31, 2019 restricted cash consists of cash balances restricted in use by contractual obligations with third-parties for items such as, reserves for insurance, real estate taxes, and replacement reserves in connection with our investments in rental real estate. There was no restricted cash as of December 31, 2018.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the year.

Interest Paid in Advance Reserve

When a real estate debt investment is funded net of an interest reserve holdback, and is held by the Company, the Company accounts for the holdback funds by classifying them as an interest paid in advance reserve. As interest is incurred by the borrower, the Company recognizes interest income and reduces the interest paid in advance reserve until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining interest paid in advance reserve balance will be applied to the real estate debt investment balance upon redemption.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of December 31, 2019 and 2018, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017, so approximately $283,000 and $215,000 of offering costs were reimbursed or were reimbursable to the Manager as of December 31, 2019 and 2018, respectively. During the years ended December 31, 2019 and 2018, the Company reimbursed the Manager approximately $283,000 and $215,000, respectively, in offering costs. As such, no offering costs remained payable to the Manager as of December 31, 2019 and 2018.

As of December 31, 2019 and 2018, the Company directly incurred cumulative offering costs of approximately $97,000 and $49,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2019 and 2018.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Whether or not the acquisition of a property acquired is considered an asset acquisition, the Company recognizes the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. The Company capitalizes acquisition-related costs associated with asset acquisitions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, “above” and “below-market” leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities.

The amortization of in-place leases is recorded as an adjustment to amortization expense on the Company’s consolidated statements of operations. The amortization of above-or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

Significant improvements to properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable life
Building	20– 55 years
Tenant Improvements	3 - 25 years
Furnitures and fixtures	5- 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value, less cost to sell. During the years ended December 31, 2019 and 2018, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we generally do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2019 and 2018. As a result of this acquisitions during the year ended December 31, 2018, a TRS was formed by the Company on July 13, 2018 and subsequently dissolved on November 13, 2019. Income tax expense or benefit with respect to our entity that is taxed as TRSs under provisions similar to those applicable to regular corporations and not under the REIT provisions. Accordingly, for the years ended December 31, 2019 and 2018, approximately $0 and $15,000, respectively, of income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of December 31, 2019 and 2018.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the consolidated financial statements.

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company adopted this standard under the modified retrospective approach, effective January 1, 2019. After performing an assessment, we determined that the adoption of this standard did not have a material impact or require an initial transition adjustment on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period, and the Company adopted this standard effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The Company adopted this standard effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In July 2019, the FASB voted to delay the fiscal year effective date of this standard by one year, and in November 2019, the FASB voted to delay the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$13,164	$12,425
New investments in equity method investees	12,626	3,008
Distributions received	(3,895)	(662)
Equity in earnings (losses) of investee	(517)	(1,607)
Ending balance	$21,378	$13,164

As of December 31, 2019 and 2018, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2017, a 95% non-controlling member interest in RR Cedars GP, LLC, whose activities are carried out through the following wholly-owned asset: Cedars of San Marcos Apartments, a garden-style multifamily property in San Marcos, TX.

(2)	Acquired in 2017, a 90% non-controlling member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(3)	Acquired in 2018, a 14% non-controlling member interest in Aspect Promenade JV, LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL; and The Sterling Town Center, an apartment complex in Raleigh, NC.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. During the year ended December 31, 2019, the borrower refinanced the underlying property and repaid the related loan in full with interest. Consequently, the approximate $2.6 million of proceeds from NP 85, LLC were distributed to the members such that the remaining equity interest at December 31, 2019 was $0 and the entity was liquidated. Accordingly, there was no gain on sale of the investment.

As of December 31, 2019, the Company's investments in companies that are accounted for under the equity method of accounting included the initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending, LLC.

As of and for the year ending December 31, 2019, the condensed financial position and results of operations of the Company’s equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	RR Cedars GP LLC As of December 31, 2019	Forest Cove JV LLC As of December 31, 2019	NP 85 LLC As of December 31, 2019	Aspect Promenade JV LP As of December 31, 2019
Real estate assets, net	$14,447	$31,595	$-	$182,392
Other assets	527	767	-	2,936
Total assets	$14,974	$32,362	$-	$185,328

Mortgage notes payable	$12,355	$22,957	$-	$122,214
Other liabilities	454	384	-	1,072
Equity	2,165	9,021	-	62,042
Total liabilities and equity	$14,974	$32,362	$-	$185,328
Company's equity investment	$2,049	$8,120	$-	$9,123

Condensed balance sheet information (continued):	National Lending LLC As of December 31, 2019
Real estate assets, net	$-
Other assets	19,313
Total assets	$19,313

Mortgage notes payable	$-
Other liabilities	-
Equity	19,313
Total liabilities and equity	$19,313
Company's equity investment	$2,086

Condensed income statement information:	RR Cedars GP LLC For the Year Ended December 31, 2019	Forest Cove JV LLC For the Year Ended December 31, 2019	NP 85 LLC For the Period January 1, 2019 to February 27, 2019 (Liquidation)	Aspect Promenade JV LP For the Year Ended December 31, 2019
Total revenue	$2,107	$3,317	$270	$16,764
Total expenses	2,589	3,506	-	16,315
Net income (loss)	$(482)	$(189)	$270	$449
Company’s equity in earnings (losses) of investee	$(458)	$(170)	$25	$63

Condensed income statement information (continued):	National Lending LLC For the Period July 1, 2019 (Inception) to December 31, 2019
Total revenue	$242
Total expenses	27
Net income (loss)	$215
Company’s equity in earnings (losses) of investee	$23

As of and for the year ending December 31, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RR Cedars GP LLC	CWP Forest Cove JV LLC	NP 85 LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$14,816	$31,877	$28,443
Other assets	574	786	62
Total assets	$15,390	$32,663	$28,505

Mortgage notes payable	$12,341	$22,933	$-
Other liabilities	643	513	-
Equity	2,406	9,217	28,505
Total liabilities and equity	$15,390	$32,663	$28,505
Company’s equity investment	$2,278	$8,295	$2,591

	RR Cedars GP LLC	CWP Forest Cove JV LLC	NP 85 LLC From December 19,
Condensed income statement information:	For the Year Ended December 31, 2018	For the Year Ended December 31, 2018	2018 (Acquisition) to December 31, 2018
Total revenue	$1,930	$2,972	$62
Total expenses	2,773	3,874	-
Net income (loss)	$(843)	$(902)	$62
Company’s equity in earnings (losses) of investee	$(801)	$(812)	$6

4.	Real Estate Debt Investments

As of December 31, 2019 and 2018, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our debt related investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$34,227	$17,840
Investments (1)	19,982	16,387
Principal repayments (2)	(23,649)	-
Ending balance	$30,560	$34,227

(1)	Investments as of December 31, 2019 include three new preferred equity investments added during the year ended December 31, 2019. Investments as of December 31, 2018 include three new preferred equity investments and one new senior debt investment added during the year ended December 31, 2018, and one preferred equity investment closed in 2017 and funded in 2018.

(2)	Principal repayments as of December 31, 2019 include four preferred equity investments repaid in full and one senior debt investment acquired during 2018 that was subsequently converted to an investment in equity method investees during the year ended December 31, 2019.

As of December 31, 2019 and 2018, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	11	$30,560	$3,355	$30,560
Balance as of December 31, 2019	11	$30,560	$3,355	$30,560

(1)	For preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	12	$24,525	$6,607	$24,525
Senior Debt	1	9,702	-	9,702
Balance as of December 31, 2018	13	$34,227	$6,607	$34,227

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	11	$5,815	$7,375	$17,370	$-
Balance as of December 31, 2019	11	$5,815	$7,375	$17,370	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	12	$11,447	$8,938	$4,140	$-
Senior Debt	1	9,702	-	-	-
Balance as of December 31, 2018	13	$21,149	$8,938	$4,140	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2019 and 2018, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties, net

As of December 31, 2019 and 2018, we had one and zero rental real estate properties, respectively which consists of the following:

(1)	Acquired in December 2019, an 81% controlling interest in FR-ICG EVO Parent LLC (“FR Interwest Evo”) for an initial purchase price of $37.8 million. FR Interwest EVO used the proceeds to acquire a single mid-rise multifamily property in Las Vegas, Nevada for a total purchase price of approximately $106.5 million.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2019	As of December 31, 2018
Land	$16,117	$-
Building	86,573	-
Site improvements	3,871
Furnitures & Fixtures	1,614	-
Total gross investment in rental real estate properties	$108,175	$-
Less: accumulated depreciation	(142)	-
Total investment in rental real estate properties, net	$108,033	$-

For the years ended December 31, 2019 and 2018, the Company recognized approximately $142,000 and $0, respectively, of depreciation expense on rental real estate properties.

As of December 31, 2019 and 2018, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $1.7 million and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $866,000 and $0.

The following table summarizes the purchase price allocation for the properties acquired during the year ended December 31, 2019 (amounts in thousands):

FR Interwest Evo
Land	$16,117
Building	86,573
Site improvements	3,871
Furniture & Fixtures	1,614
In-place lease intangibles	1,747
Above market debt value	(3,719)
Other	273
Total purchase price	$106,476
Assumed mortgage note	55,092
Non-controlling interest	8,736
Net purchase price	$42,648

There were no investments in rental real estate properties acquired during the year ended December 31, 2018.

6.	Mortgage payables, Net

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2019:

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance at December 31, 2019	Balance at December 31, 2018
FR-ICG EVO Owner LLC	$5,437,000	4.99%	11/1/2028	$5,437,000	-
FR-ICG EVO Owner LLC	$55,092,000	4.58%	11/1/2028	$55,092,000	-

There were no mortgage notes secured by the Company’s properties as of December 31, 2018.

Loan costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. For the years ended December 31, 2019 and 2018 total loan costs incurred were approximately $405,000 and $0, respectively. Unamortized loan costs are reflected on the consolidated balance sheet as a reduction to the related mortgage notes payable. For the years ended December 31, 2019 and 2018, amortization of loan costs were approximately $1,100 and $0, respectively and included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2019 (amounts in thousands):

Year	Amount
2020	$70
2021	80
2022	84
2023	89
2024	93
Thereafter	60,113
Total	$60,529

7.	Intangible Assets and Liabilities

For the year ended December 31, 2019 intangible assets and liabilities consists of in-place lease assets, net and above market debt value, net allocated from the purchase price of the December 2019 acquisition of investment in rental real estate properties. For the year ended December 31, 2018 there were no intangible assets or liabilities.

As of December 31, 2019 and 2018 in-place lease assets, net were approximately $1.5 million and $0, respectively. In-place lease assets are amortized over the life of the lease. For the years ended December 31, 2019 and 2018 amortization of in-place lease assets was approximately $291,000 and $0, respectively and included in depreciation and amortization in the consolidated statements of operations.

As of December 31, 2019 and 2018 above market debt value, net were approximately $3.7 million and $0, respectively. Above market debt value is amortized as an adjustment to interest expense over the life of the mortgage payable. For the years ended December 31, 2019 and 2018 amortization of above market debt value was approximately $10,500 and $0, respectively.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter as of December 31, 2019 is as follows (amounts in thousands):

Year	In-place lease intangibles	Above market debt value
2020	$1,462	$(421)
2021	-	(421)
2022	-	(421)
2023	-	(421)
2024	-	(421)
Thereafter	-	(1,604)
Total	$1,462	$(3,709)

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2019 and 2018 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
February 1, 2019 through February 28, 2019	0.0016438356	$257		1/30/2019	$257	4/10/2019	$-
March 1, 2019 through March 31, 2019	0.0013698630	249		2/28/2019	249	4/10/2019	-
April 1, 2019 through April 30, 2019	0.0015068493	276		3/28/2019	276	7/11/2019	1
May 1, 2019 through May 31, 2019	0.0026027397	524		4/30/2019	524	7/11/2019	1
June 1, 2019 through June 29, 2019	0.0012328767	243		5/30/2019	243	7/11/2019	-
June 30, 2019	0.0463747197	318		6/27/2019	318	7/11/2019	1
July 1, 2019 through July 31, 2019	0.0017808219	383		6/28/2019	383	10/9/2019	1
August 1, 2019 through August 31, 2019	0.0016438356	369		7/30/2019	369	10/9/2019	-
September 1, 2019 through September 30, 2019	0.0016438356	371		8/29/2019	371	10/9/2019	-
October 1, 2019	0.0016438356	12		8/29/2019	-	1/13/2020	-
October 2, 2019 through October 31, 2019	0.0017808219	411		10/1/2019	-	1/13/2020	1
November 1, 2019 through November 30, 2019	0.0015068493	364		10/31/2019	-	1/13/2020	-
December 1, 2019 through December 30, 2019	0.0006849315	186		11/26/2019	-	1/13/2020	-
December 31, 2019	0.1081091234	1,037		12/26/2019	-	1/13/2020	2
January 1, 2020 through January 31, 2020	0.0009589041	285	(2)	12/23/2019	-	4/9/2020	-
Total		$5,285			$2,990		$7

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0021917808	$207		1/26/2018	$207	4/11/2018	$1
March 1, 2018 through March 31, 2018	0.0019178082	219		2/27/2018	219	4/11/2018	1
April 1, 2018 through April 30, 2018	0.0019178082	236		3/28/2018	236	7/9/2018	1
May 1, 2018 through May 31, 2018	0.0016438356	224		4/30/2018	224	7/9/2018	1
June 1, 2018 through June 30, 2018	0.0016438356	215		5/29/2018	215	7/9/2018	1
June 30, 2018	0.0185615232	93		6/28/2018	93	7/9/2018	1
July 1, 2018 through July 31, 2018	0.0016438356	238		6/28/2018	238	10/8/2019	-
August 1, 2018 through August 31, 2018	0.0016438356	247		7/27/2018	247	10/8/2019	-
September 1, 2018 through September 30, 2018	0.0016438356	245		8/24/2018	245	10/8/2019	-
October 1, 2018 through October 31, 2018	0.0016438356	261		9/26/2018	-	1/7/2019	-
November 1, 2018 through November 30, 2018	-	-		10/29/2018	-	1/7/2019	-
December 1, 2018 through December 31, 2018	-	-		11/29/2018	-	1/7/2019	-
January 1, 2019 through January 31, 2019	0.0015068493	245	(3)	12/27/2018	-	4/10/2019	-
Total		$2,430			$1,924		$6

(1)	Total distributions declared to related parties are included in total distributions declared to all members.

(2)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 consolidated financial statements, and is scheduled to be paid three weeks after March 2020.

(3)	The liability for the January 2019 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2018 consolidated financial statements. This amount was subsequently determined to be approximately $248,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, real estate debt investments, and mortgage and other notes payable. With the exception of real estate debt investments and mortgage payable, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2019 and 2018, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $31.8 million and $34.8 million, respectively. As of December 31, 2019, management estimated the fair value of our mortgage payables to be approximately $64.2 million. There were no mortgage payables as of December 31, 2018.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2019 and 2018.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2019 and 2018, the Manager incurred approximately $54,000 and $21,000 of costs on our behalf, respectively. Of these amounts, approximately $13,000 and $1,000 were due and payable as of December 31, 2019 and 2018, respectively.

An asset management fee is owed quarterly to the manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The quarterly asset management fee is one-fourth of 0.85% of our NAV at the end of each prior quarter.

During the years ended December 31, 2019 and 2018, we have incurred asset management fees of approximately $549,000 and $346,000, respectively. As of December 31, 2019 and 2018, approximately $162,000 and $107,000, respectively, of asset management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. Beginning on May 1, 2017, the Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2019 and 2018, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2019 and 2018, no equity investments had been disposed of, and accordingly no disposition expenses were reimbursed.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies, Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2019 and 2018, the Company did not make any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2019 and 2018, fees of approximately $13,000 and $15,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares, as of December 31, 2019 and 2018. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2019 and 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2019 and 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed $10.0 million. The loan bore a 3.00% interest rate and expired on January 31, 2019. As a result, the promissory note is no longer available to fund acquisitions. During the years ended December 31, 2019 and 2018, the Company had drawn approximately $1.6 million and $0, respectively, on the grid note and had incurred interest of approximately $2,000 and $5,000, respectively. In January and February of 2019, the Company repaid all principal and interest in full.

For the years ended December 31, 2019 and 2018, the Sponsor incurred approximately $12,000 and $11,000 of operational costs on our behalf, respectively. Of these amounts, approximately $1,000 and $4,000 were due and payable as of December 31, 2019 and 2018, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, generally not to exceed 3% of its assets under management to National Lending. National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed in order to maintain greater liquidity and better finance their individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Manager. As of December 31, 2019, we have contributed $2,063,000 to National Lending and have entered into one promissory note with National Lending. On December 18, 2019, we entered into the promissory note in the principal amount of $6.0 million, maturing on December 18, 2020 with an interest rate equal to 4.5% per annum.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2019 and 2018, approximately $465,000 and $747,000, respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 24, 2020, for potential recognition or disclosure.

Offering

As of April 24, 2020, we had raised total gross offering proceeds of approximately $104.7 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately $10,472,000 of our common shares.

Principal Repayments

As of April 24, 2020, the Company received repayments for 2 real estate investments in the amount of approximately $4.2 million plus outstanding interest.

Additional Contributions to and Notes from National Lending, LLC

On January 15, 2020, the Company contributed an additional $800,000 to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $2.9 million, which is equivalent to approximately 11.4% ownership as of January 15, 2020.

On March 23, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the contribution for partnership interest from 3% to 5% of a partner’s assets under management. Accordingly, the Company made an additional contribution of approximately $2.0 million to National Lending, bringing its total contributions to approximately $4.9 million for a 10.27% ownership in National Lending as of April 24, 2020.

On January 14, 2020, the Company made a partial paydown of $3.0 million on the outstanding promissory note with National Lending. As of April 24, 2020, there is outstanding principal of $3.0 million and accrued interest outstanding of of approximately $59,000 related to the promissory note with National Lending.

On April 8, 2020, National Lending issued a promissory note to the Company in the principal amount of $1.0 million. The note bears a 1.00% interest rate and matures on April 8, 2021. As of April 24, 2020, there is outstanding principal of $1.0 million and accrued interest outstanding of approximately $400 related to the promissory note with National Lending.

Revisions to the Redemption Plan

Effective as of January 1, 2020, we have adopted revisions to our Redemption Plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our new policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price for our common shares in effect at the time of the redemption request.

Effective as of March 31, 2020, our Manager has determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. At this time, investors may continue to submit redemption requests, but should know that such redemption requests may not be processed and, ultimately, may be rejected.

Accordingly, all redemption requests, including outstanding redemption requests as of March 31, 2020, may be, at a later date, either (i) considered and processed or (ii) rejected. We intend to reinstate the processing and payment of redemptions under our redemption plan as soon as business prudence allows, but can make no assurances as to when such redemptions will resume.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in real estate and investment in equity method investees, or interest receivable from its real estate debt investments. The Company is unable to quantify the impact COVID-19 may have on its financial results at this time.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular filed on October 30, 2019)
6.1*	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)
11.1**	Consent of RSM US LLP

**	Filed herewith
*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 24, 2020.

Fundrise Midland Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 24, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	April 24, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)